Exhibit 99.D

CONTRACT

AGREEMENT made this 1st day of November, 2001, between Precision Software Services, Inc., by the only shareholders, namely John Kane and Russell Whitney, hereinafter referred to as PSS, and Whitney Information Network, Inc., hereinafter referred to as WIN.

The parties to this Agreement, in consideration of the mutual covenants and stipulations set out herein, agree as follows:

1.               PSS agrees to sell and WIN agrees to purchase the company known as Precision Software Services, Inc.

2.             The purchase price for the above described transaction shall be $500,000.00, (Five Hundred Thousand Dollars), payable as follows:

a.               WIN shall exchange Whitney Information Network, Inc. stock for all the outstanding stock in Precision Software Services, Inc. This will result in WIN transferring to PSS the ownership of Three Hundred Thirty Three Thousand Three Hundred Thirty Four (333,334) shares of WIN stock (approximate value at time of transfer $1.50 per share – traded under the symbol RUSS).

b.              The principals in PSS, Russell Whitney, as to 51% ownership, and John Kane, as to 49% ownership, have agreed among themselves to take ownership of the shares in WIN based on their respective percentage of ownership in PSS. Specifically, John Kane shall receive One Hundred Sixty Three Thousand Three Hundred Thirty Four (163,334) shares of WIN stock and Russell Whitney shall receive One Hundred Seventy Thousand (170,000) shares of WIN stock.

3.             This instrument contains the entire agreement between the parties, and no statements, promises, or inducements made by either party or agent of either party that are not contained in this contract shall be valid or binding; this contract may not be enlarged, modified, or altered except in a writing signed by both parties and endorsed on this agreement.

4.             This agreement shall inure to the benefit of and be binding on the heirs, executors, assignees, and successors of the respective parties.

IN WITNESS WHEREOF, the parties have executed this agreement on the day and year first above written.

/s/ John Kane	/s/ Richard Brevoort
PSS - John Kane	Whitney Information Network, Inc., by
Richard Brevoort, its
President
/s/ Russell Whitney
PSS - Russell Whitney